QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

LIBERTY GLOBAL, INC.
(Name of Subject Company (Issuer))

LIBERTY GLOBAL, INC.
(Name of Filing Person (Offeror/Issuer))

SERIES A COMMON STOCK, PAR VALUE $0.01 PER SHARE
SERIES C COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

53055101 (SERIES A COMMON STOCK)
53055309 (SERIES C COMMON STOCK)
(CUSIP Number of Class of Securities)

Elizabeth M. Markowski	Copy to:
Senior Vice President and Secretary	Robert W. Murray Jr.
Liberty Global, Inc.	Baker Botts L.L.P.
12300 Liberty Boulevard	30 Rockefeller Plaza
Englewood, Colorado 80112	New York, New York 10112-4498
(303) 220-6600	(212) 408-2500
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

Series A shares $150,000,007	$16,050

Series C shares $150,000,008	$16,050

*
Estimated for the purposes of calculating the filing fee only, this amount is based on the purchase of 5,084,746 shares of Series A common stock at the maximum tender offer price of $29.50 per share and the purchase of 5,246,590 shares of Series C common stock at the maximum tender offer price of $28.59 per share.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $107.00 per million of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, of the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A
Form or Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

        This Issuer Tender Offer Statement on Schedule TO is filed by Liberty Global, Inc., a Delaware corporation (the "Company"), in connection with its offer to purchase up to 5,084,746 shares of its Series A common stock, par value $0.01 per share, at a price not greater than $29.50 nor less than $26.08 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the offer to purchase, dated December 4, 2006, a copy of which is attached hereto as Exhibit (a)(1)(i) (the "Offer to Purchase") and the related letter of transmittal, a copy of which is attached hereto as Exhibit (a)(1)(ii) (which together, as each of which may be amended or supplemented from time to time, constitute the Series A tender offer).

        This Issuer Tender Offer Statement on Schedule TO is also filed in connection with the Company's offer to purchase up to 5,246,590 shares of its Series C common stock, par value $0.01 per share, at a price not greater than $28.59 nor less than $25.27 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related letter of transmittal, a copy of which is attached hereto as Exhibit (a)(1)(iii) (which together, as each of which may be amended or supplemented from time to time, constitute the Series C tender offer).

        This Issuer Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the letters of transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below.

Item 1.    Summary Term Sheet.

        The information set forth in the section of the Offer to Purchase entitled "Summary Term Sheet" is incorporated herein by reference.

Item 2.    Subject Company Information.

  (a)
  The name of the subject company is Liberty Global, Inc. Liberty Global's principal executive offices are located at 12300 Liberty Boulevard, Englewood, Colorado 80112, and its telephone number at that address is (303) 220-6600.

  (b)
  The name and title of the subject classes of securities are Liberty Global's Series A common stock, par value $0.01 per share, and its Series C common stock, par value $0.01 per share. The information set forth in the first sentence of Section 11 of the Offer to Purchase entitled "Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" is incorporated by reference herein.

  (c)
  The information set forth in Section 8 of the Offer to Purchase entitled "Price Range of Shares" is incorporated by reference herein.

Item 3.    Identity and Background of Filing Person.

  (a)
  The filing person is the subject company. The address of the filing person is 12300 Liberty Boulevard, Englewood, Colorado 80112, and its telephone number at that address is (303) 220-6600. For information regarding the subject company, see Item 2(a) above. Pursuant to Instruction C to Schedule TO, the following persons comprise all the directors and executive officers of the subject company:

Name	Title
John C. Malone	Chairman of Board of Directors
Michael T. Fries	President, Chief Executive Officer and Director
John P. Cole, Jr.	Director
David E. Rapley	Director
Gene W. Schneider	Director
John W. Dick	Director
J.C. Sparkman	Director
J. David Wargo	Director
Paul A. Gould	Director
Larry E. Romrell	Director
Amy M. Blair	Senior Vice President, Global Human Resources
Charles H.R. Bracken	Senior Vice President and Co-Chief Financial Officer (Principal Financial Officer)
Miranda Curtis	President, Liberty Global Japan division
Bernard G. Dvorak	Senior Vice President and Co-Chief Financial Officer (Principal Accounting Officer)
Elizabeth M. Markowski	Secretary, Senior Vice President and General Counsel
W. Gene Musselman	President and Chief Operating Officer, UPC Broadband division
Shane O'Neill	Senior Vice President and Chief Strategy Officer
Mauricio Ramos	President, Liberty Global Latin America division
Anthony G. Werner	Senior Vice President and Chief Technology Officer
Frederick G. Westerman III	Senior Vice President, Investor Relations and Corporate Communications

  The address of each of the foregoing persons is c/o Liberty Global, Inc., 12300 Liberty Boulevard, Englewood, Colorado 80112.

Item 4.    Terms of the Transaction.

  (a)
  The information set forth in the Offer to Purchase is incorporated by reference herein.

  (b)
  The information set forth in Section 11 of the Offer to Purchase entitled "Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" is incorporated by reference herein.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

  (e)
  The information set forth in Section 11 of the Offer to Purchase entitled "Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" is incorporated by reference herein.

Item 6.    Purposes of the Transaction and Plans and Proposals.

  (a)
  The information set forth in Section 2 of the Offer to Purchase entitled "Background and Purpose of the Tender Offers" is incorporated by reference herein.

  (b)
  The information set forth in Section 2 of the Offer to Purchase entitled "Background and Purpose of the Tender Offers" is incorporated by reference herein.

  (c)
  The information set forth in Section 11 of the Offer to Purchase entitled "Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" is incorporated by reference herein.

Item 7.    Source and Amount of Funds or Other Consideration.

  (a)
  The information set forth in Section 9 of the Offer to Purchase entitled "Source and Amount of Funds" is incorporated by reference herein.

  (b)
  The information set forth in Section 9 of the Offer to Purchase entitled "Source and Amount of Funds" is incorporated by reference herein.

  (d)
  Not applicable.

Item 8.    Interest in Securities of the Subject Company.

  (a)
  The information set forth in Section 11 of the Offer to Purchase entitled "Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" is incorporated by reference herein.

  (b)
  The information set forth in Section 11 of the Offer to Purchase entitled "Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" is incorporated by reference herein.

        In addition to the information incorporated by reference into this Item 8(b), the transactions listed below were effected by certain executive officers and/or directors of significant subsidiaries or divisions of the Company during the 60 days prior to its initial public announcement of the tenders offers on November 28, 2006.

        The following executive officers and/or directors of certain significant subsidiaries or divisions of the Company exercised the following stock appreciation rights previously granted to such person (number of shares listed is after tax withholding):

Name	Date of Exercise	"in the money value"		Series A Shares Received	Per Share Value (Series A)		Series C Shares Received	Per Share Value (Series C)
James Clark	2 Oct 2006	$113,568		1,525	$25.77		1,559	$24.99
Anton Tuijten	28 Sept 2006	$207,123		1,908	$25.75		2,012	$24.98
	2 Oct 2006	$262,698	*	2,517	$25.77		2,449	$24.99
	2 Oct 2006	$983,867		9,221	$25.77		9,388	$24.99
Jeremy Evans	2 Oct 2006	$87,563	*	1,031	$25.77		1,003	$24.99
	2 Oct 2006	$414,407		4,757	$25.77		4,877	$24.99
Dennis Okhuisjen	2 Oct 2006	$61,290	*	587	$25.77		571	$24.99
	2 Oct 2006	$343,660		3,202	$25.77		3,297	$24.99
Ruth Pirie	2 Oct 2006	$96,321	*	1,134	$25.77		1,103	$24.99
	2 Oct 2006	$441,676		5,063	$25.77		5,206	$24.99
Angela McMullen	9 Oct 2006	$77,054	*	887	$26.36		858	$25.70
	9 Oct 2006	$399,647		4,304	$26.36		4,758	$25.70
Thomas Hintze	3 Oct 2006	$43,782	*	435	$25.77		423	$24.99
	3 Oct 2006	$277,013		2,644	$25.88		2,792	$25.07
	10 Nov 2006	$66,866		607	$27.41		630	$26.52
Nimrod Kovacs	1 Oct 2006	$262,698		3,641	$25.74	**	3,528	$25.06	**
	3 Oct. 2006	$990,193		13,131	$25.88		11,662	$25.07
Joe Zuravle	1 Oct 2006	$35,024		472	$25.74	**	458	$25.06	**
	3 Oct. 2006	$132,016		1,734	$25.88		1,764	$25.07
Jay Gleason	16 Nov 2006	$77,477		1,940	$27.52		—	—

*
Stock appreciation rights had a capped value of $10.90 for Series A shares and $10.31 for Series C shares.

**
The per share value listed is the closing price of the applicable series of shares of common stock on September 29, 2006, the last trading date before October 1, 2006, which is the deemed exercise date.

        The following executive officers and/or directors of certain significant subsidiaries or divisions of the Company exercised stock options previously granted to such person and sold the shares acquired upon such exercise in open market transactions as follows:

Name	Date of Exercise & Sale	Series A Shares Sold	Per Share Price (Series A)	Series C Shares Sold	Per Share Price (Series C)
Joe Zuravle	4 Oct 2006	5,640	$25.71	6,033	$24.97
	4 Oct 2006	393	$25.75	—	—
Jay Gleason	6 Oct 2006	7,541	$26.17	7,541	$25.42

        The following executive officers and/or directors of certain significant subsidiaries or divisions of the Company sold shares of common stock in open market transactions as follows:

Name	Date of Sale	Series A Shares Sold	Per Share Price (Series A)	Series C Shares Sold	Per Share Price (Series C)
James Clark	4 Oct 2006	1,525	$25.65	900	$24.99
	4 Oct 2006	—	—	659	$24.97
Anton Tuijten	2 Oct 2006	1,908	$25.94	2,012	$25.22
	4 Oct 2006	11,738	$25.90	11,837	$25.07
Jeremy Evans	3 Oct 2006	5,788	$25.85	5,880	$25.09
Ruth Pirie	3 Oct 2006	6,197	$25.84	6,309	$25.13
Jay Gleason	16 Nov 2006	366	$27.49	366	$26.54
	27 Nov 2006	1,940	$26.59	—	—
Angela McMullen	13 Oct 2006	5,191	$26.25	5,616	$25.40
Thomas Hintze	12 Oct 2006	3,079	$26.09	3,215	$25.37
Dennis Okhuijsen	5 Oct 2006	3,789	$26.14	3,868	$25.38
Joe Zuravle	1 Nov 2006	2,000	$25.89	2,000	$25.09
Michael J. Erickson	16 Nov 2006	697	$27.24	697	$26.36
Nimrod Kovacs	22 Oct 2006	11,037	$25.95	10,458	$25.35

        On November 2, 2006, the following executive officers and/or directors of certain significant subsidiaries or divisions of the Company had shares of common stock withheld in satisfaction of tax withholding requirements upon the vesting of restricted stock as follows:

Name	Series A Shares Withheld	Value per share (Series A)	Series C Shares Withheld	Value per share (Series C)
James Clark	156	$26.13	156	$25.32
Jay Gleason	166	$26.13	166	$25.32
Anton Tuijten	569	$26.13	569	$25.32
Ruth Pirie	449	$26.13	449	$25.32
Diederik Karsten	520	$26.13	520	$25.32
Ray Samuelson	166	$26.13	166	$25.32
Niall Curran	385	$26.13	385	$25.32
Angela McMullen	449	$26.13	449	$25.32
Jeremy Evans	449	$26.13	449	$25.32
Dennis Okhuijsen	569	$26.13	569	$25.32
Marijn de Boer	222	$26.13	222	$25.32
John Sandoval	166	$26.13	166	$25.32
Michael J. Erickson	173	$26.13	173	$25.32
Thomas Hintze	375	$26.13	375	$25.32
Nimrod Kovacs	507	$26.13	507	$25.32
Joe Zuravle	244	$26.13	244	$25.32
Ruth Pirie*	62	$25.99	62	$25.06

*
Ms. Pirie's transactions occurred on November 3, 2006.

        The following executive officers and/or directors of certain significant subsidiaries or divisions of the Company instructed the trustee of the Liberty Global, Inc. 401(k) Savings and Stock Ownership Plan to sell Series A shares in their respective individual 401(k) accounts as follows:

Name	Date of Sale	Series A Shares Sold	Per Share Price (Series A)
Joe Zuravle	16 Oct 2006	1,500	$26.22
Jay Gleason	6 Oct 2006	609	$25.24

Item 9.    Persons/assets, retained, employed, compensated, or used.

  (a)
  The information set forth in Section 15 of the Offer to Purchase entitled "Fees and Expenses" is incorporated by reference herein.

Item 10.    Financial Statements.

  (a)
  Not applicable.

  (b)
  Not applicable.

Item 11.    Additional Information.

(a)(1)	The information set forth in Section 11 of the Offer to Purchase entitled "Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" is incorporated by reference herein. The information set forth in Item 5.02 of the Company's Current Report on Form 8-K filed on December 4, 2006 is incorporated by reference herein.
(a)(2)	The information set forth in Section 12 of the Offer to Purchase entitled "Certain Legal Matters; Regulatory and Foreign Approvals" is incorporated by reference herein.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	Not applicable.
  (b)
  The information set forth in the Offer to Purchase and the letters of transmittal attached to this Schedule TO as Exhibits (a)(1)(ii) and (a)(1)(iii) are incorporated herein by reference.

Item 12.    Exhibits.

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase, dated December 4, 2006.
(a)(1)(ii)	Letter of Transmittal for Series A Common Stock (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(iii)	Letter of Transmittal for Series C Common Stock (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(iv)	Notice of Guaranteed Delivery for Series A Common Stock.
(a)(1)(v)	Notice of Guaranteed Delivery for Series C Common Stock.
(a)(1)(vi)	Letter from Information Agent to Brokers.
(a)(1)(vii)	Letter from Brokers to Clients.
(a)(1)(viii)	Form of Letter to Liberty Global 401(k) Savings & Stock Ownership Plan Participants (Series A).
(a)(1)(ix)	Form of Letter to Liberty Global 401(k) Savings & Stock Ownership Plan Participants (Series C).
(a)(1)(x)	Form of Letter to Liberty Media 401(k) Savings Plan Participants.
(a)(1)(xi)	Guide for Participants in the Liberty Global 401(k) Savings Plan—Puerto Rico (Series A).
(a)(1)(xii)	Guide for Participants in the Liberty Global 401(k) Savings Plan—Puerto Rico (Series C).
(a)(5)(i)	Press Release dated November 28, 2006 (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed on November 29, 2006).
(a)(5)(ii)	Form of Summary Advertisement.
(b)(1)	Not Applicable.
(d)(1)	Liberty Global, Inc. 2005 Incentive Plan (As Amended and Restated Effective October 31, 2006) (the "Incentive Plan") (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K, filed on November 6, 2006).
(d)(2)	Form of the Non-Qualified Stock Option Agreement under the Incentive Plan (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K, filed on August 19, 2005 (the "Incentive Plan 8-K")).
(d)(3)	Form of Stock Appreciation Rights Agreement under the Incentive Plan (incorporated by reference to Exhibit 99.2 to the Incentive Plan 8-K).
(d)(4)	Form of Restricted Shares Agreement under the Incentive Plan (incorporated by reference to Exhibit 99.3 to the Incentive Plan 8-K).
(d)(5)	Non-Qualified Stock Option Agreement, dated as of June 7, 2004, between John C. Malone and the Company (as successor to Liberty Media International, Inc. ("LMI") under the Incentive Plan (the "Malone Award Agreement") (incorporated by reference to Exhibit 7(A) to Mr. Malone's Schedule 13D/A (Amendment No. 1) with respect to LMI's common stock, filed on July 14, 2004).
(d)(6)	Form of Amendment to the Malone Award Agreement (incorporated by reference to Exhibit 99.3 to the Company's Current Report on Form 8-K, filed on December 27, 2005 (the "409A 8-K")).
(d)(7)	Liberty Global, Inc. 2005 Nonemployee Director Incentive Plan (as Amended and Restated Effective November 1, 2006) (the "Director Plan") (incorporated by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K, filed on November 6, 2006.
(d)(8)	Form of Non-Qualified Stock Option Agreement under the Director Plan (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, filed on June 16, 2005).
(d)(9)	Liberty Global, Inc. Compensation Policy for Nonemployee Directors (as Amended and Restated Effective June 7, 2006) (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on June 12, 2006).
(d)(10)	Liberty Media International, Inc. Transitional Stock Adjustment Plan (the "Transitional Plan") (incorporated by reference to Exhibit 4.5 to LMI's Registration Statement on Form S-8, filed on June 23, 2004 (File No. 333-116790)).
(d)(11)	Form of Non-Qualified Stock Option Exercise Price Amendment under the Transitional Plan (incorporated by reference to Exhibit 99.1 to the 409A 8-K).
(d)(12)	Form of Non-Qualified Stock Option Amendment under the Transitional Plan (incorporated by reference to Exhibit 99.2 to the 409A 8-K).
(d)(13)	UnitedGlobalCom, Inc. ("UGC") Equity Incentive Plan (amended and restated effective October 17, 2003) (incorporated by reference to Exhibit 10.9 to UGC's Annual Report on Form 10-K, filed on March 15, 2004 (the "UGC 2003 10-K")).
(d)(14)	UnitedGlobalCom, Inc. 1993 Stock Option Plan (amended and restated effective January 22, 2004) (incorporated by reference to Exhibit 10.6 to the UGC 2003 10-K).
(d)(15)	Form of Amendment to Stock Appreciation Rights Agreement under the UnitedGlobalCom, Inc. 2003 Equity Incentive Plan (Amended and Restated October 17, 2003) (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K, filed on December 6, 2005).
(d)(16)	Stock Option Plan for Non-Employee Directors of UGC, effective June 1, 1993, amended and restated as of January 22, 2004 (incorporated by reference to Exhibit 10.7 to the UGC 2003 10-K).
(d)(17)	Stock Option Plan for Non-Employee Directors of UGC, effective March 20, 1998, amended and restated as of January 22, 2004 (incorporated by reference to Exhibit 10.8 to the UGC 2003 10-K).
(d)(18)	UIH Latin America, Inc. Stock Option Plan, effective June 6, 1999 (as amended December 6, 2000) (incorporated by reference to Exhibit 10.89 to UGC's Amendment No. 10 to its Registration Statement on Form S-1 filed on December 11, 2003 (File No. 333-82776)).
(d)(19)	Indenture dated as of April 6, 2004, by and between UnitedGlobalCom, Inc. and The Bank of New York (incorporated by reference to Exhibit 4.1 to UGC's Current Report on Form 8-K, filed on April 7, 2004).
(d)(20)	First Supplemental Indenture, dated as of May 24, 2005, between UnitedGlobalCom, Inc. and The Bank of New York (incorporated by reference to Exhibit 10.1 to UGC's Current Report on Form 8-K, filed on May 31, 2005).
(d)(21)	Second Supplemental Indenture, dated as of June 15, 2005, among UnitedGlobalCom, Inc., the Company and The Bank of New York (incorporated by reference to Exhibit 10.1 to UGC's Current Report on Form 8-K, filed on June 16, 2005).
(d)(22)	Third Supplemental Indenture, dated as of August 26, 2005, by and among UnitedGlobalCom, Inc., the Company and The Bank of New York (incorporated by reference to Exhibit 10.1 to UGC's Current Report on Form 8-K, filed on August 29, 2005).
(d)(23)	Amended and Restated Stockholders' Agreement, dated as of May 21, 2004, among the Company, Liberty Media International Holdings, LLC, Robert R. Bennett, Miranda Curtis, Graham Hollis, Yasushige Nishimura, Liberty Jupiter, Inc., and, solely for purposes of Section 9 thereof, Liberty Media Corporation (incorporated by reference to Exhibit 10.23 to Amendment No. 1 to LMI's Registration Statement on Form 10, filed on May 25, 2004 (File No. 000-50671)).
(d)(24)	Form of Restricted Shares Agreement under the Director Plan (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K/A (Amendment No. 1), filed on August 11, 2006).
(g)	Not Applicable.
(h)	Not Applicable.

Item 13.    Information Required By Schedule 13e-3.

        Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LIBERTY GLOBAL, INC.
By:	/s/ ELIZABETH M. MARKOWSKI Name: Elizabeth M. Markowski Title: Senior Vice President, General Counsel and Secretary

Date: December 4, 2006

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase, dated December 4, 2006.
(a)(1)(ii)	Letter of Transmittal for Series A Common Stock (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(iii)	Letter of Transmittal for Series C Common Stock (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(iv)	Notice of Guaranteed Delivery for Series A Common Stock.
(a)(1)(v)	Notice of Guaranteed Delivery for Series C Common Stock.
(a)(1)(vi)	Letter from Information Agent to Brokers.
(a)(1)(vii)	Letter from Brokers to Clients.
(a)(1)(viii)	Form of Letter to Liberty Global 401(k) Savings & Stock Ownership Plan Participants (Series A).
(a)(1)(ix)	Form of Letter to Liberty Global 401(k) Savings & Stock Ownership Plan Participants (Series C).
(a)(1)(x)	Form of Letter to Liberty Media 401(k) Savings Plan Participants.
(a)(1)(xi)	Guide for Participants in the Liberty Global 401(k) Savings Plan—Puerto Rico (Series A).
(a)(1)(xii)	Guide for Participants in the Liberty Global 401(k) Savings Plan—Puerto Rico (Series C).
(a)(5)(i)	Press Release dated November 28, 2006 (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed on November 29, 2006).
(a)(5)(ii)	Form of Summary Advertisement.
(b)(1)	Not Applicable.
(d)(1)	Liberty Global, Inc. 2005 Incentive Plan (As Amended and Restated Effective October 31, 2006) (the "Incentive Plan") (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K, filed on November 6, 2006.
(d)(2)	Form of the Non-Qualified Stock Option Agreement under the Incentive Plan (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K, filed on August 19, 2005 (the "Incentive Plan 8-K")).
(d)(3)	Form of Stock Appreciation Rights Agreement under the Incentive Plan (incorporated by reference to Exhibit 99.2 to the Incentive Plan 8-K).
(d)(4)	Form of Restricted Shares Agreement under the Incentive Plan (incorporated by reference to Exhibit 99.3 to the Incentive Plan 8-K).
(d)(5)	Non-Qualified Stock Option Agreement, dated as of June 7, 2004, between John C. Malone and the Company (as successor to Liberty Media International, Inc. ("LMI") under the Incentive Plan (the "Malone Award Agreement") (incorporated by reference to Exhibit 7(A) to Mr. Malone's Schedule 13D/A (Amendment No. 1), filed on July 14, 2004).
(d)(6)	Form of Amendment to the Malone Award Agreement (incorporated by reference to Exhibit 99.3 to the Company's Current Report on Form 8-K, filed on December 27, 2005 (the "409A 8-K")).
(d)(7)	Liberty Global, Inc. 2005 Nonemployee Director Incentive Plan (as Amended and Restated Effective November 1, 2006) (the "Director Plan") (incorporated by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K, filed on November 6, 2006.
(d)(8)	Form of Non-Qualified Stock Option Agreement under the Director Plan (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, filed on June 16, 2005).
(d)(9)	Liberty Global, Inc. Compensation Policy for Nonemployee Directors (as Amended and Restated Effective June 7, 2006) (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on June 12, 2006).
(d)(10)	Liberty Media International, Inc. Transitional Stock Adjustment Plan (the "Transitional Plan") (incorporated by reference to Exhibit 4.5 to LMI's Registration Statement on Form S-8, filed on June 23, 2004 (File No. 333-116790)).
(d)(11)	Form of Non-Qualified Stock Option Exercise Price Amendment under the Transitional Plan (incorporated by reference to Exhibit 99.1 to the 409A 8-K).
(d)(12)	Form of Non-Qualified Stock Option Amendment under the Transitional Plan (incorporated by reference to Exhibit 99.2 to the 409A 8-K).
(d)(13)	UnitedGlobalCom, Inc. ("UGC") Equity Incentive Plan (amended and restated effective October 17, 2003) (incorporated by reference to Exhibit 10.9 to UGC's Annual Report on Form 10-K, filed on March 15, 2004 (the "UGC 2003 10-K")).
(d)(14)	UnitedGlobalCom, Inc. 1993 Stock Option Plan (amended and restated effective January 22, 2004) (incorporated by reference to Exhibit 10.6 to the UGC 2003 10-K).
(d)(15)	Form of Amendment to Stock Appreciation Rights Agreement under the UnitedGlobalCom, Inc. 2003 Equity Incentive Plan (Amended and Restated October 17, 2003) (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K, filed on December 6, 2005).
(d)(16)	Stock Option Plan for Non-Employee Directors of UGC, effective June 1, 1993, amended and restated as of January 22, 2004 (incorporated by reference to Exhibit 10.7 to the UGC 2003 10-K).
(d)(17)	Stock Option Plan for Non-Employee Directors of UGC, effective March 20, 1998, amended and restated as of January 22, 2004 (incorporated by reference to Exhibit 10.8 to the UGC 2003 10-K).
(d)(18)	UIH Latin America, Inc. Stock Option Plan, effective June 6, 1999 (as amended December 6, 2000) (incorporated by reference to Exhibit 10.89 to UGC's Amendment No. 10 to its Registration Statement on Form S-1 filed on December 11, 2003 (File No. 333-82776)).
(d)(19)	Indenture dated as of April 6, 2004, by and between UnitedGlobalCom, Inc. and The Bank of New York (incorporated by reference to Exhibit 4.1 to UGC's Current Report on Form 8-K, filed on April 7, 2004).
(d)(20)	First Supplemental Indenture, dated as of May 24, 2005, between UnitedGlobalCom, Inc. and The Bank of New York (incorporated by reference to Exhibit 10.1 to UGC's Current Report on Form 8-K, filed on May 31, 2005).
(d)(21)	Second Supplemental Indenture, dated as of June 15, 2005, among UnitedGlobalCom, Inc., the Company and The Bank of New York (incorporated by reference to Exhibit 10.1 to UGC's Current Report on Form 8-K, filed on June 16, 2005).
(d)(22)	Third Supplemental Indenture, dated as of August 26, 2005, by and among UnitedGlobalCom, Inc., the Company and The Bank of New York (incorporated by reference to Exhibit 10.1 to UGC's Current Report on Form 8-K, filed on August 29, 2005).
(d)(23)	Amended and Restated Stockholders' Agreement, dated as of May 21, 2004, among the Company, Liberty Media International Holdings, LLC, Robert R. Bennett, Miranda Curtis, Graham Hollis, Yasushige Nishimura, Liberty Jupiter, Inc., and, solely for purposes of Section 9 thereof, Liberty Media Corporation (incorporated by reference to Exhibit 10.23 to Amendment No. 1 to LMI's Registration Statement on Form 10, filed on May 25, 2004 (File No. 000-50671)).
(d)(24)	Form of Restricted Shares Agreement under the Director Plan (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K/A (Amendment No. 1), filed on August 11, 2006).
(g)	Not Applicable.
(h)	Not Applicable.

QuickLinks

SIGNATURE
EXHIBIT INDEX